Zentek Subsidiary Albany Graphite Corp. Provides

Additional Positive Nuclear Suitability Testing Results

Guelph, ON - October 6, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company, is pleased to share an update from its wholly owned subsidiary, Albany Graphite Corp. ("AGC") on its Critical Minerals Innovation Fund ("CMIF") grant-funded activities, further to its release dated September 22, 2025. AGC, in collaboration with American Energy Technologies Company ("AETC"), has successfully completed additional material characterization tests that confirm nuclear specifications continue to be met. The findings suggest that ultra-high purity Albany graphite could be well suited for use in the nuclear energy industry.

Highlights

  Air Jet Sub-Sieve Analyzer Yield: The test confirmed that Albany graphite meets the specified particle size distribution and D50 (median particle diameter) required for nuclear applications. Significance: Achieving the proper particle size ensures the graphite can be processed efficiently and maintains consistent performance during manufacturing. This is critical for the reliability and integrity of nuclear-grade graphite components used in reactor environments.

  Compressibility: Albany graphite demonstrated high compact density and low elastic expansion after compression. Significance: These properties are essential for maintaining the structural integrity and long-term stability of matrix graphite used in nuclear reactors, especially those of pebble bed type. High compact density and minimal expansion ensure components can withstand the extreme conditions present in nuclear operations.

  Four-Point Resistivity: The material exhibited low electrical resistivity, indicating a high degree of graphitization. Significance: A high graphitization level enhances thermal and electrical conductivity, which is vital for efficient and safe reactor performance, especially in pebble-bed and other advanced nuclear reactors. This property supports the overall efficiency and safety of nuclear energy systems.

  Coefficient of Friction: Albany graphite met or exceeded industry standards for frictional performance. Significance: Reliable coefficient of friction values help ensure that graphite components resist wear, endure mechanical motion within auxiliary reactor support systems, and have longer service lifespans. This contributes to lower maintenance requirements and improved operational reliability.

  Collectively, these results demonstrate that Albany graphite not only meets but often exceeds the stringent requirements for nuclear-grade graphite. This comprehensive performance supports its suitability for demanding nuclear industry environments, reinforcing Albany graphite's potential as a safe, reliable material for nuclear energy applications.

As announced on September 22, 2025, AETC successfully purified the second batch of Albany graphite to an ultra-high 5N+ purity level (99.9992 wt.% C), indicating its potential reproducibility and suitability for nuclear applications. Additionally, subsequent elemental analysis yielded a calculated Equivalent Boron Concentration ("EBC") of 2.60 ppm, which is below the 3 ppm specification required by the nuclear industry. Achieving this low EBC is crucial, as it ensures the graphite's suitability for safe, reliable use in nuclear reactors, where boron contamination and other deleterious elements can impact reactor performance. This ultra-high purity graphite was subsequently used for additional material characterization testwork as summarized below along with the significance of the results with respect to the nuclear industry:

  Air Jet Sub-Sieve Analyzer Yield: Achieving the specified particle size distribution and D50 is essential for meeting industry requirements.
  Compressibility: Attaining a high compact density combined with low elastic expansion is crucial for matrix graphite powder used in the nuclear sector.
  Four-Point Resistivity: Demonstrating a low resistivity, which indicates a high degree of graphitization, is critical for graphite intended for pebble-bed reactors.
  Coefficient of Friction: Maintaining a low coefficient of friction is important for applications where graphite is used as an anti-friction lubricant.

The current results for the purity, calculated EBC, particle characterization, air jet sub-sieve yield, compressibility, four-point resistivity and coefficient of friction testing are summarized in the table below along with known acceptable ranges for each test.

Summary of Characterization Results for Ultra-High Purity Albany Graphite

Characterization Test	Units	Albany Graphite Results		Acceptable Range or Threshold value*
LOI Purity**	wt.% C	99.9992		99.999 min
Ash content	wt.%	0.0008		0.001 max
Particle Size Distribution	µm	D10 D50 D90 MV	4.4 10.7 31.7 17.1	D10 D50 D90 MV	2.9-4.9 9.5-11 27-35 15-25
EBC	ppm	2.60		Less than 3
Tap Density	g/cm3	0.3		0.25-0.50
Scott Volume	g/cm3	0.2		0.09-0.25
Specific Surface Area	m2/g	12.7		4-14

Air Jet Sieve Yield	%	100	Greater than 85
Compressibility	%	13.95	11-40
Four-Point Resistivity at 1 mT	Ω in	0.428	0.15-0.68
Coefficient of Friction	µ	0.09	0.08-0.15

* Based on AETC's knowledge of the current specification that is required by an operational nuclear plant.

** Platinum crucible LOI analysis conducted at 950°C

MV=Mean Value of particle size distribution

Significantly, all the nuclear graphite suitability testing performed on ultra-high purity sample of Albany graphite flake to date suggest that the Albany Graphite material subjected to downstream processing could be well suited for use in the nuclear energy industry.

Next Steps

The final suitability test will involve the production of near-net-shaped graphite bricks using a mixture of synthetic graphite, ultra-high purity Albany graphite and coal-tar pitch. Solid shapes with preferred anisotropy of grain orientation are typically used to line nuclear reactors. Upon the successful production of the test bricks, AETC will characterize the properties of the composite to confirm that nuclear industry specifications have been achieved.

Emily Schmidt, Project Manager and Business Development representative at American Energy Technologies Co. was quoted as saying, "AETC is pleased to see continued progress with the data generated from thermally purified versions of Albany graphite that was shown previously to reach 99.9992 wt.% C purity level. Purity alone is necessary but insufficient for rendering graphite as suitable material for the nuclear graphite industry. In addition to 5N purity, graphite needs to reach a threshold of less than 3 ppm EBC, and we have seen that purified Albany graphite measured 2.6 ppm and is meeting this industry spec. In addition to this, graphite needs to meet other technical requirements that are described throughout this news release. One being a 32-micron air jet sub-sieve analyzer yield. This is of particular significance in the Matrix Graphite for nuclear applications market segment. It is great to see that Albany Graphite complies with this and other industry specs."

Wendy Ford, CFO and interim CEO of Zentek, commented: "We are greatly encouraged by these latest results, which further reinforce the significant potential of the Albany Graphite Project. Consistently meeting and even surpassing the stringent requirements for nuclear-grade graphite highlights not only the exceptional quality of our material but also the dedication and expertise of our team and partners. With each milestone, we are strengthening Zentek's position as an innovator in critical minerals and advanced materials. Our ongoing investment in rigorous testing and collaboration with industry leaders like AETC is seeking to support Ontario's leadership in the clean energy transition. We remain committed to ensuring that Albany graphite continues to deliver value, drive sustainability, and open new avenues for growth in both nuclear and battery applications."

Mr. Peter Wood, P.Eng., P.Geo., Vice President, Development of AGC, a "Qualified Person" under NI 43-101, has approved the technical information contained in this news release.

Overview of the Albany Graphite Project

The Albany Graphite Project, is a unique igneous-hosted, fluid-derived graphite deposit, located in Ontario and has been developed to an advanced exploration stage. The project is located northwest of the communities of Constance Lake First Nation and Hearst, Ontario, within 30 km of the Trans-Canada Highway, close to established infrastructure including roads, rail, power transmission lines, and a natural gas pipeline.

About the Ontario Critical Minerals Innovation Fund ("CMIF") Program

The CMIF is dedicated to building a stronger Ontario by supporting the mining industry through research, development, and the commercialization of innovative technologies, processes, and solutions for the critical minerals supply chain. Part of the government's Critical Minerals Strategy, the CMIF aims to establish a made-in-Ontario supply chain that meets the growing global demand for critical minerals essential for manufacturing technologies like batteries and electric vehicles.

"We're not just leading-we're accelerating Ontario's role in critical minerals, and the Critical Minerals Innovation Fund is how we are making it happen," said Stephen Lecce, Ontario's Minister of Energy and Mines. "By investing in the Purification and Anode Development Project, we're positioning Ontario as a global leader in clean energy minerals-creating good jobs, driving economic growth, and powering the future of electric vehicles and sustainable industries across the province."

About AETC

American Energy Technologies Co. (AETC) is a woman-owned, privately held business which conducts operations out of the greater Chicago area. In its Wheeling, IL facility, AETC operates three business units: a manufacturing plant making battery-ready graphite and carbon materials, a pilot demonstration facility for battery materials and graphite dispersions, and a fully functional applications laboratory supporting the above business units. AETC, a member of the US DOE DPA Nuclear Fuel Cycle Consortium, manufactures ultrahigh purity natural and synthetic graphite as well as operates sophisticated consolidation technologies (hot isostatic pressing, compression molding, extrusion, and more), and acts as a downstream processor for a number of existing and emerging raw material producers in both the natural and synthetic graphite space in qualifying their raw materials for use in the nuclear industry. AETC is currently doing business with several commercial companies operating in the nuclear industry space. These include energy producers, regulators, as well as deployable DoD systems. AETC is an approved supplier to the US DLA and a number of US Navy shipyards as well as a DOD tier 1 company managing the sustainment and operation of the undersea component of the US Nuclear Triad. Besides its production capabilities, AETC has extensive in-house analytical capabilities which allow the company to qualify powdered graphites and graphite shapes for use as suitable materials for introduction to the nuclear industry.

AETC works with industrial partners and manufacturing groups worldwide, including the U.S. Department of Defense, to ensure materials meet performance standards and strategic requirements. Their facilities are equipped for testing, downstream processing, AI-driven manufacturing, and carbon material development, enabling Albany Graphite Corp.to tailor products to international market specifications.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Tel: (306) 270-9610

Email: rshacklock@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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